Sixth & Main Street	Joe T. Shockley, Jr., CPA
P.O. Box 1988	Executive Vice President
Stillwater, Oklahoma 74076	& Chief Financial Officer

February 6, 2013

Via EDGAR

Security and Exchange Commission
Attn: John P. Nolan, Senior Assistant Chief Accountant
Division of Corporation Finance
Washington, D.C. 20549

RE:           Southwest Bancorp, Inc.
Form 8-K filed January 23, 2013

Dear Mr. Nolan:

This letter is provided by Southwest Bancorp, Inc., Stillwater, Oklahoma (the “Company”) in response to the Staff’s comments communicated by letter dated January 28, 2013 (the “Comment Letter”).

We understand that the Staff desires additional information.  The Staff comment is reproduced in italics below for convenience, followed by the Company’s response. In addition to the Company’s response below, please note for your records that I was hired as the Company’s new Chief Financial Officer to replace Mr. Randy Waldrup, the Interim Chief Financial Officer, effective December 1, 2012.

Form 8-K filed January 23, 2013
Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Reports or Completed Interim Review.

We note that as a result of an error you incurred a non-cash impairment of $5.6 million related to goodwill at year end 2010 not previously reported.  Please tell us the nature of the miscalculation, how it was identified, and how you determined the current goodwill impairment valuation is valid.

1.	The nature of the miscalculation

The Company performed a valuation analysis on its goodwill for its Kansas market segment, an asset on the books of its subsidiary, Bank of Kansas.  The analysis worksheet contained many formulas and calculations that produced the percentage discounts and values assigned to the various components.  In 2010, the Company revised the loan discount formula and another field (or cell) was picked up and became part of the formula.  The additional field (or cell) should not have been included in the formula.  This resulted in an incorrect percentage discount applied to the loans held in the Kansas market segment.  This incorrect formula was used in 2010, 2011, and initially in 2012.

2.	How was it identified?

In connection with a diligent accounting review of annual goodwill impairment analysis and in response to questions from Ernst & Young LLP, the Company’s independent registered public accounting firm, management, specifically myself, the Director of Financial Reporting, and the Company’s Director of Internal Audit, was comparing the various discounts and assumptions used in the worksheet to the prior year’s analysis.  While the formula discussed in Item 1 above was initially the same, the overall result did not seem reasonable in light of the improved loan quality compared to the prior year.  In the process to validate the various formulas and assumptions, the additional field (cell) that was included in the formula was identified.  The miscalculation was discussed with and confirmed by the Company’s independent auditors. Following discovery of the miscalculation, management presented their conclusions and recommendation regarding the restatement of prior period financials to both the Audit Committee of the Company’s Board of Directors and the Company’s Board of Directors. The correction was made for 2012, 2011, and 2010, and it was determined that the goodwill impairment occurred in 2010. The goodwill originated in 2007 and the valuation analyses prior to 2010 were validated.

3.	How we determined the goodwill impairment valuation is valid.

Management has reviewed the valuation analysis and re-validated the formulas and assumptions incorporated therein.  Once the formula was corrected, it was clear the goodwill was impaired.  The impairment represented the entire balance of the goodwill assigned to the Kansas market segment. The Company has discussed the matters contained in this response with its independent auditors.

In providing this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have further questions or desire additional information.  My phone number is (405) 427-4289, and my email address is joeshockley@banksnb.com.

Sincerely,

/s/ Joe Shockley
Joe T. Shockley, Jr.
Chief Financial Officer